RIO CAN
REAL ESTATE INVESTMENT TRUST

SEC MAIL PROCESSING
RECEIVED
MAY 05 2006
WASH. D.C. 209 SECTION

May 4, 2006

06013176

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Form 52-109F2 Certification of Interim Filings – CEO
- Form 52-109F2 Certification of Interim Filings – CFO
- First Quarter 2006 Earnings Release
- First Quarter 2006 Financial Statements and Notes
- First Quarter 2006 Management's Discussion and Analysis

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

Attachments

Form 52-109F2 - Certification of Interim Filings

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES FIRST QUARTER 2006 RESULTS

HIGHLIGHTS OF THE QUARTER:

- Acquired South Trail Crossing, a 282,770 square foot new format retail centre in Calgary, Alberta
- Announced formation of a new joint venture, RRVLP II, with TIAA-CREF
- Issuance of $100 million Series I senior unsecured debentures for a 20-year term

Toronto, Ontario (May 3, 2006) - RioCan Real Estate Investment Trust ("RioCan") today announced its financial results for the three months ended March 31, 2006.

Financial Highlights

RioCan today reported recurring distributable income ("RDI") of $68,248,000 ($0.347 per unit) for the three months ended March 31, 2006, a decrease of 1% for the comparable period in 2005.

Total rental revenue for the three months ended March 31, 2006 decreased by 3.9% to $142,339,000 from $148,039,000 for the comparable period in 2005.

For the three months ended March 31, 2006, funds from operations ("FFO") increased by 38.8% to $68,680,000 ($0.35 per unit) from $49,471,000 ($0.26 per unit) for the comparable period in 2005. Also for the three months ended March 31, 2006, RioCan reported net earnings of $38,975,000 ($0.20 per unit basic and diluted) as compared with net earnings of $21,587,000 ($0.11 per unit basic and diluted) for the comparable period in 2005. These increases in net earnings and FFO are largely attributable to $20,486,000 in costs RioCan incurred during the first quarter of 2005 to redeem certain of its unsecured debentures which were expensed as required by Canadian generally accepted accounting principles ("GAAP"), resulting in a reduction of both net earnings and FFO.

RioCan's Consolidated Financial Statements, Management's Discussion and Analysis and Supplemental Information Package for the three months ended March 31, 2006 are available on RioCan's website at www.riocan.com.

Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance. The GAAP measurement most directly comparable to RDI and FFO is net earnings. RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. RioCan's method of calculating RDI and FFO may differ from certain other issuers' methods and accordingly may not be comparable to measures reported by other issuers.

Portfolio Stability

At March 31, 2006:

- RioCan had a portfolio occupancy of 96.9%;
- 83% of annualized gross rental revenue was derived from national and anchor tenants;

- No individual tenant comprised more than 6.1% of annualized gross rental revenue; and
- Over 62.4% of RioCan's annualized rental revenue was derived from properties located in Canada's six primary markets (Calgary, Edmonton, Montreal, Ottawa, Toronto and Vancouver).

Portfolio Activity

Although the current acquisition market remains extremely competitive, RioCan successfully acquired South Trail Crossing, a new format retail centre located in Calgary, Alberta. This centre consists of 282,770 square feet and is anchored by a Co-op Supermarket. It also features many national retailers including Winners, Staples/Business Depot, Sport Chek and Petcetera. The acquisition of South Trail Crossing increases RioCan's market presence in Calgary, which is in keeping with its on-going strategy of owning properties mainly in Canada's six primary markets.

Strategic Third Party Programs

On May 1, 2006, RioCan announced that it had entered into a firm agreement with the Canada Pension Plan ("CPP") Investment Board to sell, on a forward sale basis, a 50% interest in each of RioCan Centre Burloak, located in Oakville, Ontario and RioCan Meadows, located in Edmonton, Alberta. RioCan (22.5%) and Trinity Development Group Inc. ("Trinity") (27.5%) have agreed to sell a 50% interest in RioCan Beacon Hill, located in Calgary, Alberta. The total purchase price for the 50% interest in the three properties is approximately $190 million and closings will be staggered beginning in the summer of 2006. These are the first properties in the strategic platform that RioCan announced in October 2004 with the CPP Investment Board to acquire premier regional power centres in Canada on a 50/50 basis. Properties acquired under this joint venture will remain core, long-term holdings for both RioCan and the CPP Investment Board. RioCan will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

On February 13, 2006, RioCan announced formation of a joint venture, RRVLP II with U.S. financial services organization Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The purpose of RRVLP II will be to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase the operating income of a property and then to dispose of these assets over a period of five years. RioCan will be the manager for the joint venture responsible for overseeing all initiatives undertaken to improve the cash flow quality and liquidity of properties acquired including all asset and property management, leasing and construction management services. RioCan and TIAA-CREF have committed to invest $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments.

RioCan and TIAA-CREF, along with the Ontario Municipal Employees Retirement System (OMERS), are partners in the RioCan Retail Value Limited Partnership I ("RRVLP I"), which was formed in August 2003. Last year, RioCan announced that it had committed the capital resources and had completed the Investment Period for the Partnership. During the first quarter of 2006, RRVLP I disposed of two properties, Parkway Mall and Pickering Annex, both located in Ontario and totalling over 525,000 square feet. At March 31, 2006, RRVLP I owned 8 properties with an aggregate area of 2.5 million square feet.

Development Program

RioCan continues to focus on its development program through which approximately 3.5 million square feet of retail space will be completed over the next few years. Development projects for which construction commenced during the first quarter of 2006 include:

- **Edmonton, Alberta** – Grading and site preparation commenced for RioCan Meadows, which comprises 49 acres at the intersection of 17th Street and Whitemud Drive. Major retailers anchoring this 510,000 square foot new format retail centre include Real Canadian Superstore (160,000 square feet, retailer owned) and Home Depot (98,000 square feet, land lease). Other national and regional retailers, totalling an additional 252,000 square feet, will commence opening in the late 2006. As described above, RioCan has entered into a firm agreement with the CPP Investment Board to sell a 50% interest in this development.

- **Toronto, Ontario** – In January 2006, RioCan acquired an urban site for development in downtown Toronto. Just one block east of Bathurst Street and bordered by Queen, Portland and Richmond Streets, the site is currently zoned mixed-use. RioCan is exploring a number of highest and best-use development scenarios including a pure retail facility of approximately 125,000 square feet or a multi-use facility of about 200,000 square feet. Negotiations with national retailers to occupy all the retail space are well advanced, as are negotiations with a prominent residential developer who would undertake this component of the project.

- **Calgary, Alberta** – Anchors Home Depot and Costco (both retailer owned) are now open for business at RioCan Beacon Hill. RioCan and Trinity continue to develop phase one of this development, a 780,000 square foot new format retail centre located at Sarcee and Stoney Trail Extension. Phase one will be completed by the summer of 2006 and tenanted by, amongst others, Winners, Linens N Things, Michaels, Golf Town, Petsmart, Royal Bank and TD Canada Trust. Phase two will be anchored by Canadian Tire and tenanted by, amongst others, Mark's Work Wearhouse, Sport Chek, Coast Mountain Sports, Reitmans, La Senza and Roots. As described above, RioCan has entered into a firm agreement with the CPP Investment Board to sell a 50% interest in this development.

- **Ottawa, Ontario** – Also under construction with Trinity is Trinity Crossing, located at Innes Road and Lanthier Drive. This new format retail centre is approximately 380,000 square feet and is anchored by a retailer owned Real Canadian Superstore (180,000 square feet). The centre will be tenanted by some of Canada's leading retailers including Winners, HomeSense, Linens N Things, LCBO, Michaels, Smart Set, The Shoe Company, Addition-Elle, Royal Bank and Blockbuster. A number of retailers recently opened including Montana's Cookhouse, Swiss Chalet, New Look Eyewear and YZZA. Construction is expected to be completed by the summer of 2006.

Financing Transactions

During the first quarter of 2006, RioCan completed the following debenture issuances:

- On February 7, 2006, the Trust issued, on a private placement basis, $100 million Series I debentures, maturing February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually; and
- On March 24, 2006, the Trust issued, on a bought deal basis, $100 million Series J debentures, maturing March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually.

Conference Call and Webcast

Analysts and investors are invited to participate in a conference call with management on **Thursday, May 4, 2006 at 9:00 a.m. Eastern Time**. You will be required to identify yourself and the organization on whose behalf you are participating.

In order to participate in the conference call, please dial 416-695-6623 or outside of Toronto dial 1-888-789-0150. If you cannot participate in the live mode, a replay will be available until May 18, 2006. For the replay, please dial 416-695-5275 or 1-888-509-0081 and enter passcode 619867.

Scheduled speakers are Edward Sonshine, Q.C., President and Chief Executive Officer, Fred Waks, Senior Vice President and Chief Operating Officer, and Robert Wolf, Vice President and Chief Financial Officer. Management's presentation will be followed by a question and answer period. To ask a question, press "*1" on a touch-tone phone. The conference call operator is immediately notified of all requests in the order in which they are made, and will introduce each questioner.

Alternatively, to access the simultaneous webcast, go to the following link on RioCan's website http://dplus.riocan.com/_bin/presentations/webcast.cfm, and click on the link for the webcast. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 120 days.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7 billion. It has ownership interests in a portfolio of 200 retail properties, including 12 under development, across Canada containing an aggregate of approximately 51 million square feet, including partners' and shadow anchors' interests.

-30-

For further information contact:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: http://www.riocan.com/



ALL THE RIGHT STRATEGIES FOR SUCCESS

Edward Sonshine, Q.C. President and Chief Executive Officer

Dear Fellow Unitholder:

The results for the first quarter of 2006 were quite satisfactory for RioCan.

Total revenue increased by 3% to $159,153,000 from the same quarter in the prior year. This small increase in revenue is a reflection of the fact that RioCan has chosen to prune its portfolio in the current buoyant real estate market, disposing of 21 properties aggregating 3.4 million square feet in 2005. This process will continue, on a much smaller scale, in 2006. At the same time, we do continue to make acquisitions but on a cautious, strategy focused basis. Where strategic or opportunistic purchase situations become available, we do not hesitate to make the acquisition, particularly if the property is in one of the six urban growth markets of Canada, being Vancouver, Calgary, Edmonton, Toronto, Ottawa and Montreal.

A good example of this is the one significant acquisition that we made during the first quarter in Calgary, Alberta. South Trail Crossing is a new format retail centre of 282,770 square feet with a supermarket anchor and strong national tenant representation situated in a major retail node which serves a rapidly growing residential area.

Against the backdrop of being a net seller of properties in 2005, it is not surprising that recurring distributable income ("RDI") was relatively flat year over year and that RDI per unit decreased by 3% to $0.347 per unit, comparing the first quarter of 2006 to the year prior. However, it is important to note that RDI per unit increased by 3% this past quarter from the 4th quarter of 2005, a period when the major dispositions described above had already occurred.

We currently have a significant development program under way with almost 2.4 million square feet either already under construction or where construction is expected to commence this spring. Virtually all of the space being created in these new format centres is within the six urban markets on which we focus. While maintaining our historic RDI per unit growth of 4-5% in 2006 will be a challenge during this portfolio repositioning process, your management team at RioCan is expending every effort to meet it successfully. At the same time, we look forward confidently to the future growth of RioCan as the extensive development and redevelopment projects we have under way are completed and start contributing to RDI towards the end of this year.

The interest rate and economic climate remain relatively favourable for our business and in fact, our loss of income to bankruptcies in the first quarter, which has come to be known as restructuring season amongst retailers, was minimal, as compared to past years.

Provided the economic climate remains benign, the ongoing transformation of RioCan's portfolio to one which already consists of over 80% new format retail centres and unenclosed neighbourhood centres, with almost two thirds of revenue coming from urban growth markets, will, we have little doubt, prove quite rewarding to our unitholders as the years unfold.

Let me take this opportunity to thank you for your continued confidence in us.

Edward Sonshine, Q.C. President and Chief Executive Officer
RioCan Real Estate Investment Trust
April 28, 2006

(in thousands)	**March 31, 2006 *(unaudited)***	December 31, 2005 *(audited)*
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,946,243	$ 3,874,727
Properties under development	230,450	218,265
Mortgages and loans receivable	96,376	75,014
	4,273,069	4,168,006
Receivables and other assets (Note 5)	95,233	81,916
Cash and short-term investments	82,617	22,874
	$ 4,450,919	$ 4,272,796
LIABILITIES		
Mortgages payable (Note 6)	$ 1,749,366	$ 1,753,277
Debentures payable (Note 7)	870,000	670,000
Accounts payable and other liabilities (Note 9)	159,231	173,949
	2,778,597	2,597,226
UNITHOLDERS' EQUITY		
Unitholders' equity	1,672,322	1,675,570
	$ 4,450,919	$ 4,272,796

The accompanying notes are an integral part of the financial statements

(unaudited - in thousands)

Three months ended March 31	**2006**	2005
Trust units (Note 10)		
Balance, beginning of period	$ 1,906,859	$ 1,702,820
Value associated with unit option grants exercised	343	–
Unit issue proceeds, net	20,769	153,731
Balance, end of period	$ 1,927,971	$ 1,856,551
Value associated with unit option grants		
Balance, beginning of period	$ 2,549	$ 1,692
Value associated with unit option grants exercised	(343)	–
Value associated with compensation expense for unit options granted	461	252
Balance, end of period	$ 2,667	$ 1,944
Cumulative earnings		
Balance, beginning of period	$ 1,137,710	$ 1,005,136
Net earnings	38,975	21,587
Balance, end of period	$ 1,176,685	$ 1,026,723
Cumulative distributions to unitholders		
Balance, beginning of period	$ (1,371,548)	$ (1,124,480)
Distributions to unitholders (Note 11)	(63,453)	(60,636)
Balance, end of period	$ (1,435,001)	$ (1,185,116)
Total unitholders' equity	$ 1,672,322	$ 1,700,102
Units issued and outstanding (Note 10)	197,233	193,012

The accompanying notes are an integral part of the financial statements

Consolidated Statements of Earnings

(unaudited – in thousands, except per unit amounts)

Three months ended March 31	**2006**	2005
Revenue		
Rentals	$ 142,339	$ 140,436
Fees and other	7,808	2,843
Interest	1,805	2,230
Gains on properties held for resale (Note 2)	7,201	9,770
Total revenue	159,153	155,279
Expenses		
Property operating costs	49,603	48,872
Interest (Note 4)	34,349	35,205
General and administrative (Note 4)	6,521	4,701
Amortization (Note 3)	29,705	26,498
Total expenses	120,178	115,276
	38,975	40,003
Costs of early extinguishment of debentures payable (Note 8)	–	(20,486)
Net earnings from continuing operations	38,975	19,517
Discontinued operations (Note 2)	–	2,070
Net earnings	$ 38,975	$ 21,587
Net earnings per unit – basic and diluted		
Continuing operations	$ 0.20	$ 0.10
Discontinued operations	–	0.01
Net earnings	$ 0.20	$ 0.11
Weighted average number of units outstanding – basic	196,616	192,133

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands)

Three months ended March 31	2006	2005
CASH FLOW PROVIDED BY (USED IN)		
Operating activities		
Net earnings	$ 38,975	$ 21,587
Items not affecting cash		
Amortization	30,169	26,944
Accounting for minimum rents on a straight-line basis	(2,540)	(2,434)
Costs of early extinguishment of debentures payable	–	20,486
Properties held for resale	20,222	(6,274)
Acquisition and development of properties held for resale	(9,002)	(1,161)
Change in other non-cash operating items (Note 15)	(19,827)	(15,346)
Discontinued operations	(528)	2,238
Cash flow provided by operating activities	57,469	46,040
Investing activities		
Acquisition of income properties and properties under development	(88,415)	(139,044)
Capital expenditures on properties under development and income properties	(30,164)	(13,715)
Tenant installation costs	(3,518)	(3,806)
Mortgages and loans receivable		
Advances	(32,255)	(5,172)
Repayments	3,168	4,541
Dispositions of investments	2,262	–
Discontinued operations	–	(386)
Cash flow used in investing activities	(148,922)	(157,582)
Financing activities		
Mortgages payable		
Borrowings	41,403	14,091
Repayments	(46,198)	(69,168)
Debentures payable		
Borrowings	198,548	454,691
Repayments including early extinguishments	–	(310,827)
Distributions paid	(63,325)	(63,320)
Units issued under distribution reinvestment plan	13,617	9,673
Issue of units	7,151	144,057
Discontinued operations	–	(667)
Cash flow provided by financing activities	151,196	178,530
Increase in cash and equivalents	59,743	66,988
Cash and equivalents, beginning of period	22,874	21,418
Cash and equivalents, end of period	$ 82,617	$ 88,406
Supplemental cash flow information		
Acquisition of real estate investments through assumption of liabilities	$ –	$ 24,670
Purchasers' assumption of liabilities, and vendor-take-back mortgages, on property dispositions	$ –	$ (14,676)
Interest paid	$ 42,240	$ 45,197
Cash equivalents, end of period	$ 50,596	$ 57,487

The accompanying notes are an integral part of the financial statements

(unaudited - tabular amounts in thousands, except per unit amounts)

At March 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with the significant accounting policies reported in the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004. Under GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004.

The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

2. INCOME PROPERTIES

March 31, 2006	Cost	Accumulated amortization	Net carrying amount
Land	$ 878,510	$ –	$ 878,510
Buildings	3,014,137	(243,632)	2,770,505
Tangible leasing costs	161,523	(36,990)	124,533
Intangible leasing costs	108,137	(19,935)	88,202
Properties held for resale (i)	71,476	–	71,476
Equity investments in properties	13,017	–	13,017
	$ 4,246,800	$ (300,557)	$ 3,946,243

December 31, 2005	Cost	Accumulated amortization	Net carrying amount
Land	$ 852,451	$ –	$ 852,451
Buildings	2,963,600	(223,249)	2,740,351
Tangible leasing costs	147,973	(33,176)	114,797
Intangible leasing costs	96,698	(16,119)	80,579
Properties held for resale (i)	69,224	–	69,224
Equity investments in properties	17,325	–	17,325
	$ 4,147,271	$ (272,544)	$ 3,874,727

(i) Properties held for resale

During the three months ended March 31, 2006 the Trust disposed of properties held for resale for proceeds of $15,579,000 resulting in gains of $7,201,000 (which includes the Trust's $3,411,000 share of disposition gains from equity investments in properties).

During the three months ended March 31, 2005 the Trust disposed of properties held for resale for proceeds of $18,700,000 resulting in gains of $9,770,000.

(ii) Discontinued operations

In July 2005 the Trust completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. Summarized financial information relating to these property dispositions was as follows:

Balance sheets

	March 31, 2006	December 31, 2005
Receivables and other assets (Note 5)	$ 458	$ 948
Other liabilities (Note 9)	3,171	4,190

Statements of earnings

Three months ended March 31		2005
Rental revenue		$ 7,603
Property operating costs		(3,580)
Interest expense		(567)
Amortization		(1,386)
Net earnings		$ 2,070

3. Amortization

Three months ended March 31	2006	2005
Buildings	$ 21,032	$ 19,342
Tangible leasing costs	4,855	4,082
Intangible leasing costs	3,818	3,074
	$ 29,705	$ 26,498

4. Capitalization of carrying costs

Three months ended March 31	2006	2005
Interest		
Interest expense	$ 38,064	$ 37,567
Capitalized to real estate investments	(3,715)	(2,362)
Net interest expense	$ 34,349	$ 35,205
General and administrative		
General and administrative expense	$ 6,944	$ 5,282
Capitalized to real estate investments	(423)	(581)
Net general and administrative expense	$ 6,521	$ 4,701

5. RECEIVABLES AND OTHER ASSETS

	March 31, 2006	December 31, 2005
Straight-line rental revenue in excess of minimum rents collected in accordance with lease agreements	$ 20,341	$ 17,845
Prepaid property operating expenses	14,796	15,374
Unamortized debt financing costs	13,549	12,677
Prepaid property taxes	9,005	1,005
Investments at cost	7,424	9,827
Contractual rents	5,124	2,041
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	3,661	3,860
Capital assets net of accumulated amortization	3,538	3,823
Deposits on properties	3,441	3,441
Other	13,896	11,075
Discontinued operations (Note 2)	458	948
	$ 95,233	$ 81,916

6. MORTGAGES PAYABLE

At March 31, 2006 mortgages payable bear interest at contractual rates ranging between 3.91% and 11.88% per annum with a weighted average quarter end rate of 6.76% per annum, and mature between 2006 and 2034. Future repayments were as follows:

	Total
Year ending December 31, 2006	$ 83,683
2007	281,625
2008	202,899
2009	225,521
2010	273,389
Thereafter	682,249
	$ 1,749,366

At March 31, 2006 the Trust had revolving lines of credit totalling $103,500,000 (December 31, 2005 – $103,500,000) with major Canadian financial institutions, against which $15,341,000 of letters of credit (December 31, 2005 – $13,737,000) were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

7. Debentures payable

	March 31, 2006	December 31, 2005
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	$ 110,000	$ 110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	110,000
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	200,000
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	150,000
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually	100,000	100,000
Series I senior unsecured, maturity of February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually	100,000	–
Series J senior unsecured, maturity of March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually	100,000	–
	$ 870,000	$ 670,000

8. Costs of early extinguishment of debentures payable

In the first quarter of 2005 the Trust redeemed its Series A, C and RealFund Series A debentures and incurred costs of approximately $20,500,000 related to the early extinguishment of its debentures payable.

9. Accounts payable and other liabilities

	March 31, 2006	December 31, 2005
Tenant installations and capital expenditures	$ 38,179	$ 38,710
Distributions payable to unitholders	21,202	21,074
Property operating costs	18,142	24,166
Construction	17,730	23,449
Accrued interest	15,736	19,894
Unamortized differential between contractual and market interest rates on liabilities assumed at acquisition of income properties	15,287	16,273
Deferred income	11,708	11,798
Property taxes	10,784	6,308
Unfunded employee future pension benefits (Note 13)	1,559	1,440
Unamortized differential between contractual and below market rents for in-place leases at acquisition of income properties	1,263	1,338
Other	4,470	5,309
Discontinued operations (Note 2)	3,171	4,190
	$ 159,231	$ 173,949

10. Trust Units

Three months ended March 31	2006 Units	2006 $	2005 Units	2005 $
Units outstanding, beginning of period	196,041	$ 1,906,859	183,604	$ 1,702,820
Units issued:				
Public offering	–	–	8,250	143,963
Distribution reinvestment and direct purchase plans	622	13,717	540	9,687
Unit option plan	570	7,151	618	6,163
Value associated with unit option grants exercised	–	343	–	–
Unit issue costs	–	(99)	–	(6,082)
Units outstanding, end of period	197,233	$ 1,927,971	193,012	$ 1,856,551

11. Distributions to Unitholders

RioCan's Declaration of Trust ("Declaration") requires it to distribute to its unitholders at least 80% of its annual recurring distributable income ("RDI"). RDI is defined by the Declaration and is based on the consolidated net earnings calculated in accordance with GAAP, and adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, leasing costs, tenant improvements, value of tenant in-place lease agreements and tenant relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In accordance with (c) above, during the three months ended March 31, 2005 RioCan's Trustees had determined that it was appropriate to exclude the costs of early extinguishment of certain debentures payable (Note 8) from the determination of RDI as such costs were not representative of the Trust's: (i) ability to earn and distribute cash returns to unitholders; and (ii) ongoing operating performance.

A reconciliation of net earnings to distributions to unitholders was:

Three months ended March 31		2006		2005
Net earnings	$	38,975	$	21,587
Amortization of tangible capital assets		21,441		20,878
Amortization of tangible leasing costs		4,855		4,324
Amortization of intangible leasing costs		3,818		3,074
Impact of accounting for minimum rental revenue on a straight-line basis		(1,520)		(1,929)
Unit based compensation expense		550		378
Amortization of the differential between contractual and market rents on in-place leases		129		111
Costs of early extinguishment of debentures payable		–		20,486
		68,248		68,909
Retention of RDI		(4,795)		(8,273)
Distributions to unitholders	$	63,453	$	60,636
Per unit				
Distributions to unitholders	$	0.3225	$	0.3150

RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. The Trust's method of calculating RDI differs from certain other issuers' methods and accordingly RDI as reported by the Trust may not be comparable to such other issuers.

12. UNIT BASED COMPENSATION PLANS

(i) Incentive unit option plan

The Trust's incentive unit option plan for its employees ("the plan") provides for option grants to a maximum of 19,200,000 units. At March 31, 2006: 8,451,000 unit options were granted and exercised; 4,043,000 unit options were granted and remain outstanding; and 6,706,000 unit options remain available for issuance. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted after December 31, 2003 vest at 25% per annum commencing on the first anniversary of the grant, being fully vested after four years.

A summary of the status of the plan at March 31, 2006 and 2005 and for the three months ended on those dates was as follows:

	2006			2005		
Options	Units		Weighted average exercise price	Units		Weighted average exercise price
Outstanding, beginning of period	4,163	$	15.22	4,708	$	12.57
Granted	450	$	22.75	425	$	17.75
Exercised	(570)	$	12.55	(618)	$	9.97
Outstanding, end of period	4,043	$	16.44	4,515	$	13.42
Options exercisable at end of period	1,156	$	13.61	1,951	$	12.03
Weighted average fair value per unit of options granted during the period		$	2.55		$	1.44

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period. For the three months ended March 31, 2006 unit compensation expense was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 15% on the underlying units, a weighted average exercise price of $17.57, a weighted average cumulative distribution yield of approximately 7.1% and a weighted average risk free interest rate of approximately 4.4%.

(ii) Trustees' restricted equity unit plan

The Trustees' restricted equity unit ("REU") plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on an average market price of Trust units at the settlement date. At March 31, 2006 accounts payable and other liabilities included accrued REU unit based compensation of $446,000 (December 31, 2005 – $358,000).

13. Employee future benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $102,000 for the three months ended March 31, 2006 (three months ended March 31, 2005 – $94,000). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the three months ended March 31, 2006 was as follows: ending balance at fair value of plan assets – $563,000 (December 31, 2005 – $516,000); ending balance of accrued benefit liability – $1,559,000 (December 31, 2005 – $1,440,000); and benefit expense – $155,000 (three months ended March 31, 2005 – $115,000).

14. Investment in co-ownerships

A summary of the status of financial information relating to the Trust's share of continuing operations from proportionately consolidated co-ownership activities was as follows:

Balance sheets	March 31, 2006	December 31, 2005
Assets	$ 956,009	$ 952,590
Liabilities	577,799	569,866

Statements of earnings Three months ended March 31	2006	2005
Revenue	$ 32,941	$ 31,490
Net earnings	8,011	7,422
Guarantees and contingencies (Note 18 (a))		

15. Change in other non-cash operating items

Cash provided by (used in)

Three months ended March 31	2006	2005
Increase in amounts receivable	$ (7,980)	$ (5,527)
Increase in prepaid expenses and other assets	(7,375)	(6,049)
Decrease in accounts payable and other liabilities	(5,180)	(4,019)
Other	708	249
	$ (19,827)	$ (15,346)

16. Income taxes

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, under current Canadian income tax legislation no provision for income taxes is required.

17. Segmented disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

Additional information on the Trust's activities from continuing operations in Canadian provinces with more than 10% of rental revenue or net carrying amount of income properties was as follows:

	Gross rental revenue for the three months ended March 31,		Net carrying amount of income properties at	
Province	2006	2005	March 31, 2006	December 31, 2005
Ontario	$ 88,912	$ 91,406	$ 2,409,277	$ 2,402,488
Quebec	24,184	21,553	645,826	660,223
Alberta	13,598	12,060	460,100	378,813
All others	15,645	15,417	431,040	433,203
	$ 142,339	$ 140,436	$ 3,946,243	$ 3,874,727

18. Contingencies and Commitments

(a) Guarantees

The Trust has provided guarantees to third parties on behalf of RioCan partners and co-owners for their shares of mortgages payable. The Trust's guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, which will remain until such debts are refinanced, extinguished or the lender agrees to release the Trust's covenants. Recourse would be available to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At March 31, 2006 such guarantees amounted to $508,000,000 and expire between 2006 and 2034. No liability has been recognized in these financial statements as the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which the Trust provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At any time during the two years following the completion of a certain shopping centre development, the vendor has a put option giving it the right to sell the whole or part of its 50% interest to the Trust at fair market value. At March 31, 2006 the estimated remaining obligations under this agreement for the years ending December 31 were: 2006 – $78,000,000; and 2007 – $126,000,000.

(ii) On April 28, 2006 the Trust entered into an agreement at market terms and conditions to dispose of interests (ranging from 22.5% to 50%) in three shopping centre developments, establishing the first investment resulting from a co-ownership arrangement entered into by the Trust with the purchaser in October 2004. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. The estimated selling prices under this agreement for the years ending December 31 were: 2006 – $56,000,000; 2007 – $59,000,000; and 2008 – $32,000,000.

(c) Costs to complete real estate investments

At March 31, 2006 the estimated costs to complete real estate investments for the years ending December 31 were: 2006 – $217,000,000; 2007 – $105,000,000; and 2008 – $19,000,000.

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three months ended March 31, 2006 and 2005. Our MD&A dated April 28, 2006 should be read in conjunction with our interim consolidated financial statements for the three months ended March 31, 2006 and 2005. Our MD&A should also be read in conjunction with our consolidated financial statements and our MD&A, including the section on "Risks and Uncertainties", for the two years ended December 31, 2005 and 2004. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Advisory: *Certain information included in this MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements concerning our 2006 objectives, our strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.*

These statements are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our MD&A as well as the section on "Risks and Uncertainties", for the two years ended December 31, 2005 and 2004, which could cause our actual results to differ materially from the forward-looking statements contained in this MD&A. Those risks and uncertainties include risks associated with real property ownership, competition for real estate investments, financing and interest rates, governmental regulations, environmental matters, construction, and unitholder liability. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking information include that the general economy remains stable, interest rates are relatively stable; acquisition capitalization rates are stable; competition for acquisitions of shopping centres remains intense; and equity and debt markets continue to provide access to capital. Although the forward-looking information contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization. The International Council of Shopping Centers ranked RioCan the sixteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2005.

At March 31, 2006:

- We had ownership interests in a portfolio of 201 shopping centres comprising 28.9 million square feet with a portfolio occupancy rate of 96.9%;
- Projects under development will comprise 6.8 million square feet, of which our owned interest will be 3.5 million square feet;
- 83% of our annualized gross rental revenue was derived from, and 82.7% of our space was leased to, national and anchor tenants;
- Over 52% of annualized gross rental revenue was derived from our 25 largest tenants;
- 12.1% of our annualized gross rental revenue came from national and regional grocery supermarket chains;
- No individual tenant comprised more than 6.1% of the portfolio's annualized gross rental revenue;
- We had approximately 4,850 individual tenancies; and
- We employed approximately 650 people.

Vision And Business Strategy

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of creating stable and growing distributable income ("recurring distributable income" or "RDI" (a non-Canadian generally accepted accounting principle ("GAAP") measure) for which a reconciliation to net earnings can be found in our discussion under Distributions to Unitholders).

The specific retail assets in which we currently invest are:

- New format retail centres.

  New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (movie theatres, large-format bookstores and restaurants) and a fashion component.

- Neighbourhood convenience unenclosed centres.

  Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties.

  Urban retail properties are high-quality, innovative multi-level format retail centres, typically comprising 100,000 to 250,000 square feet, located in major metropolitan markets (typically having in excess of one million people). The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

Increasingly our focus is to own properties mainly in those primary Canadian metropolitan markets having in excess of one million people that have consistently experienced population growth, being: Toronto, Ontario; Calgary, Alberta; Edmonton, Alberta; Vancouver, British Columbia; Ottawa, Ontario; and Montreal, Quebec. RioCan also owns properties in strong secondary markets which show population growth and where our long-term goal is to own the dominant unenclosed centres in those markets, such as Kingston, Ontario and Quebec City, Quebec. However, the above stated general direction will not preclude the acquisition of stable and low risk retail properties outside primary growth areas.

Generally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is usually easier to find replacement tenants than in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are normally stable and low risk retail properties.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Additionally where we can help achieve other strategic objectives, we may consider properties (or portions thereof) that would otherwise be core investments, as properties held for resale. Such initiatives may be undertaken on our own or with partners and are further discussed under Properties Held For Resale.

The key measures by which management evaluates its success in the achievement of its objectives are growth and stability of: (i) RDI; and (ii) cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

2006 Outlook

Our objectives for 2006 are: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit.

Our ability to achieve these objectives depends on the following assumptions:

- The general economy remains stable;
- Interest rates remain relatively stable;
- Acquisition capitalization rates remain stable;
- Competition for acquisitions of shopping centres remain intense; and
- Equity and debt markets continue to readily provide access to capital.

Initiatives already commenced by RioCan to pursue these objectives include:

- New format retail development projects undertaken both with and without partners.

  At March 31, 2006 we had projects under development that will comprise 6.8 million square feet, of which our owned interest will be 3.5 million square feet (see Asset Profile and Property Operating Highlights for the three months ended March 31, 2006).

- Continued focus on land use intensification at our existing properties.

  As a normal part of our business, we expand and redevelop our shopping centres to create additional value (see Asset Profile and Property Operating Highlights for the three months ended March 31, 2006).

- Continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

  We commenced a new co-ownership with Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). In addition, in April 2006 RioCan and the Canada Pension Plan Investment Board ("CPPIB") completed our first strategic power centre joint venture acquisition (see Asset Profile and Property Operating Highlights for the three months ended March 31, 2006).

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed in our MD&A, including the section on "Risks and Uncertainties", for the two years ended December 31, 2005 and 2004. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

Property Operating Highlights For The Three Months Ended March 31, 2006

Portfolio Activity

- We acquired South Trail Crossing, a new format retail centre located in Calgary, Alberta. This centre consists of 282,770 square feet and is anchored by a Co-op Supermarket. It also features many national retailers including Winners, Staples/Business Depot, Sport Chek and Petcetera. The acquisition of South Trail Crossing increases our market presence in Calgary, which is in keeping with our on-going strategy of owning properties mainly in Canada's six primary markets.

Development Program

We continue to focus on our in-house development program and of the 6.8 million square feet of projects which will be developed (including partners' interests), we expect to complete approximately 2.4 million square feet of retail space over the next few years. Development projects for which construction commenced during the first quarter of 2006 include:

- *Edmonton, Alberta* - Grading and site preparation commenced for RioCan Meadows, which comprises 49 acres at the intersection of 17th Street and Whitemud Drive. Major retailers anchoring this 510,000 square foot new format retail centre include Real Canadian Superstore (160,000 square feet, retailer owned) and Home Depot (98,000 square feet, land lease). Other national and regional retailers, totalling an additional 252,000 square feet, will commence opening in late 2006.
- *Toronto, Ontario* - In January 2006, we acquired an urban site for development in downtown Toronto. Just one block east of Bathurst Street and bordered by Queen, Portland and Richmond Streets, the site is currently zoned mixed-use. We are exploring a number of highest and best-use development scenarios including a pure retail facility of approximately 125,000 square feet or a multi-use facility of about 200,000 square feet. Negotiations with national retailers to occupy all the retail space are well advanced, as are negotiations with a prominent residential developer who would undertake this component of the project.
- *Calgary, Alberta* - Anchors Home Depot and Costco (both retailer owned) are now open for business at RioCan Beacon Hill. RioCan and Trinity Development Group Inc. ("Trinity") continue to develop phase one of this development, a 780,000 square foot new format retail centre located at Sarcee and Stoney Trail Extension. Phase one will be completed by the summer of 2006 and tenanted by, amongst others, Winners, Linens N Things, Michaels, Golf Town, Petsmart, Royal Bank and TD Canada Trust. Phase two will be anchored by Canadian Tire and tenanted by, amongst others, Mark's Work Wearhouse, Sport Chek, Coast Mountain Sports, Reitmans, La Senza and Roots.
- *Ottawa, Ontario* - Also under construction with Trinity is Trinity Crossing, located at Innes Road and Lanthier Drive. This new format retail centre is approximately 380,000 square feet and is anchored by a retailer-owned Real Canadian Superstore (180,000 square feet). The centre will be tenanted by some of Canada's leading retailers including Winners, HomeSense, Linens N Things, LCBO, Michaels, Smart Set, The Shoe Company, Addition-Elle, Royal Bank and Blockbuster. A number of retailers recently opened including Montana's Cookhouse, Swiss Chalet, New Look Eyewear and YZZA. Construction is expected to be completed by the summer of 2006.

Asset Profile

Income Properties

Our income properties are comprised of two distinct components, being:

1. Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above) including tangible and intangible leasing costs; and

2. Properties held for resale (properties for which there is no intention of their being used on a long term basis, and which are to be sold in the ordinary course of business) including properties to be acquired or developed directly and indirectly with partners.

The changes in our net carrying amount of income properties, and components thereof, were:

(thousands of dollars)

Three months ended March 31	2006	2005
Balance, beginning of period	$ 3,874,727	$ 3,699,491
Acquisitions of income properties	76,149	131,769
Acquisition and development of properties held for resale	10,205	962
Disposition of properties held for resale	(12,142)	(8,403)
Tenant installation costs	3,555	4,070
Completion of properties under development	30,810	16,547
Other	(7,356)	(11,644)
Amortization expense	(29,705)	(27,884)
Balance, end of period	$ 3,946,243	$ 3,804,908

1. Long-Lived Income Properties (including Income Properties Held for Sale and Discontinued Operations)

As discussed above under Property Operating Highlights for the three months ended March 31, 2006, we acquired a 282,770 square foot new format retail income property located in the primary market of Calgary, Alberta.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant improvements and other leasing costs including certain costs associated with our internal leasing professionals (primarily compensation costs).

Co-Ownership Activities included in Long-Lived Income Properties

Co-ownership activities represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners. We record our proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which we participate.

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At March 31, 2006 these joint investments ("RioKim") were comprised of interests in 34 properties aggregating approximately 7.9 million square feet of which our book value was approximately $545 million. In certain transactions RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their share of mortgages payable. At March 31, 2006 RioCan, on behalf of Kimco, provided guarantees on $255.2 million of mortgages payable for Kimco's share of properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. We continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned by RioKim.

In October 2004 RioCan and the CPPIB announced a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB.

On April 28, 2006 the Trust entered into an agreement at market terms and conditions to dispose of interests (ranging from 22.5% to 50%) in three shopping centre developments, establishing the first strategic power centre joint venture platform with CPPIB. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. The estimated selling prices under this agreement for the years ending December 31 were: 2006 – $56 million; 2007 – $59 million; and 2008 – $32 million.

The creation of this joint venture platform and relationship is important to RioCan not only for its future potential, but also in carrying forward our strategy of creating reliable, long term third party streams of fee income.

2. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties to be acquired or developed for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period (and included in net earnings from continuing operations) and sales proceeds. No amortization is recorded on properties held for resale. During the first quarter of 2006 gains on properties held for resale were $7.2 million (first quarter of 2005 – $9.8 million) and were comprised of:

(i) Properties acquired or (re)developed by us for resale without partners

During the three months ended March 31, 2006 we disposed of properties held for resale for proceeds of $12.2 million resulting in gains of $3.8 million.

During the three months ended March 31, 2005 we disposed of properties held for resale for proceeds of $18.7 million resulting in gains of $9.8 million.

(ii) Properties acquired or (re)developed for resale with partners

(a) Equity-accounted for investments

Equity investments comprise real estate investments where we exercise significant influence (but not control or joint control) over the investment, and are accounted for using the equity method. This method adjusts the original cost of our investment for RioCan's share of net earnings, capital advances and distributions receivable or received.

Equity-accounted for investments were $13 million at March 31, 2006 and $17.3 million at December 31, 2005. The underlying assets of our equity-accounted for investments are primarily properties classified as held for resale through RRVLP.

We have a 15% equity interest ($11.2 million at March 31, 2006) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the TIAA-CREF and a 25% participation by the Ontario Municipal Employees Retirement System. The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a number of years.

At March 31, 2006 the partners had committed the full capital resources of RRVLP, which capital was invested in 12 centres aggregating approximately 3.4 million square feet. By March 31, 2006 four properties had been sold, of which two were sold during the first quarter of 2006 of which RioCan's 15% share of disposition gains is $3.4 million. It is the intention of the partners to monetize all remaining investments in RRVLP by the end of a four year period ending November 2009.

(b) Co-ownership investments

As discussed above, co-ownership investments represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners.

On February 13, 2006 RioCan and TIAA-CREF announced the formation of a new joint venture named RRVLP II. The purpose of RRVLP II will be to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase the operating income of a property and then to dispose of these assets over a period of five years. Such value-added activities may include: remerchandising the asset to enhance the overall tenant mix; realizing on expansion or redevelopment opportunities; solidifying the income from the existing tenant base; extending the terms of the existing tenant base; and increasing the proportion of national and anchor tenants.

RioCan will be the manager for the joint venture responsible for overseeing all initiatives undertaken to improve the cash flow quality and liquidity of properties acquired including all asset and property management, leasing and construction management services. RioCan and TIAA-CREF have committed to invest $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments. This joint venture has not yet completed any asset acquisitions.

RRVLP and RRVLP II provide RioCan with vehicles that enable it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance.

Properties Under Development

We have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we also expand and redevelop existing shopping centres to create additional value. In making an acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements costs into consideration at the time of acquisition.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

The changes in the carrying amount of our properties under development, and components thereof, were:

(thousands of dollars)

Three months ended March 31	2006	2005
Balance, beginning of period	$ 218,265	$ 129,791
Acquisitions of and expenditures for:		
New format and urban retail developments	28,387	48,436
Repositioning and land use intensification	6,777	8,147
Other	7,831	10,919
Completion of properties under development	(30,810)	(16,547)
Balance, end of period	$ 230,450	$ 180,746

We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to recover such costs from tenants as operating costs. Where such amounts are not recoverable under tenant leases, we expense or capitalize these amounts to income properties, as appropriate.

Mortgages and Loans Receivable

The components of our mortgages and loans receivable were:

(thousands of dollars)	At March 31, 2006	At December 31, 2005
Co-owners	$ 30,424	$ 27,908
Vendor-take-back and other	65,952	43,930
Participating	–	3,176
Balance, end of period	$ 96,376	$ 75,014

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 18% per annum with a weighted average quarter end rate of 9% per annum. The mortgages and loans receivable from co-owners mature between 2006 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Vendor-take-back and other mortgages and loans receivable bear interest at rates varying from 4.5% to 10% per annum with a weighted average quarter end rate of 5.27% per annum. Future repayments were as follows:

(thousands of dollars)	Total
Year ending December 31, 2006	$ 30,690
2008	30,000
2010	2,325
Thereafter	2,937
	$ 65,952

The changes in the carrying amount of our mortgages and loans receivable, and components thereof, were:

(thousands of dollars) *Three months ended March 31*	2006	2005
Balance, beginning of period	$ 75,014	$ 42,629
Principal advances	32,461	5,172
Vendor-take-back mortgages on property dispositions	–	5,025
Principal repayments	(11,293)	(4,541)
Interest receivable and other	194	(10,634)
Balance, end of period	$ 96,376	$ 37,651

On April 4, 2006 a borrower repaid $29.5 million (which was advanced during the first quarter of 2006) of the $30.7 million vendor-take-back and other mortgages receivable repayable in 2006.

Other Working Capital Operating Items

Receivables and other assets increased to $95.2 million at March 31, 2006 from $81.9 million at December 31, 2005. This increase was largely attributable to an increase in prepaid property taxes resulting from the timing of installment payments.

Accounts payable and other liabilities decreased to $159.2 million at March 31, 2006 from $174 million at December 31, 2005. This change was mainly due to a decrease in construction payables resulting from the timing of completion of certain development projects.

Capital Structure And Liquidity

Debt

Standard & Poor's Ratings Services ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to default in payment (generally D). At March 31, 2006 and December 31, 2005: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB-relating to RioCan's debentures; and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

At March 31, 2006 our aggregate indebtedness was $2.62 billion as compared to $2.42 billion at December 31, 2005. At March 31, 2006 the composition of our aggregate indebtedness was: (i) mortgages payable of $1.75 billion; and (ii) debentures payable of $870 million.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). At March 31, 2006 our indebtedness was 55.8% of aggregate assets and we could therefore incur additional indebtedness of $498 million and still not exceed a 60% leverage limit.

Debentures Payable

At March 31, 2006 we had seven series of debentures outstanding totaling $870 million as compared to five series of debentures outstanding totaling $670 million at December 31, 2005.

During the first three months of 2006 we completed the following debenture issue transactions:

- On February 7, 2006 we issued $100 million Series I debentures, maturing February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually. These debentures have a different covenant pattern than all of our other outstanding series, the key difference being that we have the right at any time to convert these debentures to mortgage debt (subject to the acceptability of the security given to the debentureholders). In such event, the covenants relating to our 60% leverage limit, minimum book equity and interest coverage ratio would be eliminated for this debenture; and
- On March 24, 2006 we issued $100 million Series J debentures, maturing March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually.

During the first three months of 2005 we:

(i) redeemed the following series of debentures:

- $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million;
- $125 million Series C at a redemption price of $103.797 per $100 principal amount for cash consideration of $129.7 million; and
- $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million.

The above first quarter 2005 debenture redemptions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund A debentures, which could have had the effect of limiting us to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to recur on a regular basis. These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million.

(ii) completed the following debenture issuances:

- On January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually;
- On March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually; and
- On March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually.

Mortgages Payable

At March 31, 2006 and December 31, 2005 we had mortgages payable outstanding of $1.75 billion. The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

At March 31, 2006 the contractual interest rates on our mortgages payable ranged from 3.91% to 11.88% per annum with a quarter end weighted average interest rate of 6.76% per annum. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at acquisition of our income properties. Calculated on this basis, we have a March 31, 2006 quarter end weighted average interest rate of 6.53% per annum on our mortgage indebtedness.

Changes in the carrying amount of our mortgages payable resulted primarily from:

(thousands of dollars)

Three months ended March 31	2006	2005
Balance, beginning of period	$ 1,753,277	$ 1,765,699
Borrowings:		
Borrowings	42,288	14,091
Assumed on the acquisition of properties	–	24,670
Principal repayments:		
Scheduled amortization	(11,062)	(10,835)
At maturity or early repayment	(35,137)	(59,000)
Assumption by purchasers on dispositions of properties	–	(9,651)
Balance, end of period	$ 1,749,366	$ 1,724,974

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a March 31, 2006 quarter end weighted average contractual interest rate of 6.17% with a weighted average term to maturity of 5.7 years, and had repayments for the next five years as follows:

(thousands of dollars)	Scheduled principal amortization	Principal maturities: Mortgages payable	Principal maturities: Debentures payable	Total
Year ending December 31, 2006	$ 35,629	$ 48,054	$ –	$ 83,683
2007	46,232	235,393	–	281,625
2008	42,240	160,659	110,000	312,899
2009	39,862	185,659	110,000	335,521
2010	31,659	241,730	100,000	373,389
Thereafter	140,923	541,326	550,000	1,232,249
	$ 336,545	$ 1,412,821	$ 870,000	$ 2,619,366

We expect that all maturities will be refinanced or repaid in the normal course of business.

At March 31, 2006 we had two revolving lines of credit in place totaling $103.5 million with major Canadian financial institutions, against which $15.3 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Trust Units

Unit issuances were:

(in thousands)	Three months ended March 31, 2006 Units	2006 $	2005 Units	2005 $
Balance, beginning of period	196,041	$ 1,906,859	183,604	$ 1,702,820
Units issued:				
Public offering	–	–	8,250	143,963
Distribution reinvestment and direct purchase plans	622	13,717	540	9,687
Unit option plan	570	7,151	618	6,163
Value associated with unit option grants exercised	–	343	–	–
Unit issue costs	–	(99)	–	(6,082)
Balance, end of period	197,233	$ 1,927,971	193,012	$ 1,856,551

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At March 31, 2006 a further 6.7 million units were available for issuance under the unit option plan.

During the first three months of 2006 we granted 450,000 unit options under the unit option plan as compared to 425,000 unit options during the same period of 2005.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

Distributions to Unitholders

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of distributions to unitholders.

S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating at March 31, 2006 and December 31, 2005 was SR-2. This rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian market place.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At March 31, 2006 and December 31, 2005 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

Distributions to our unitholders were:

(thousands of dollars) Three months ended March 31	2006	2005	Increase (decrease)
Distributions to unitholders	$ 63,453	$ 60,636	5%
Distributions reinvested through the distribution reinvestment program	(13,526)	(9,351)	45%
Net cash outflow from distributions to unitholders	$ $49,927	$ 51,285	(3)%

Our Declaration requires us to distribute to our unitholders at least 80% of our annual RDI. This retention of RDI is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth.

RDI is a measure of our ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating RDI differs from certain other issuers' methods and accordingly RDI as we report may not be comparable to other issuers.

Our RDI is defined by our Declaration and is calculated as consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, straight-line and market rent differentials); (ii) items not representative of operating performance (such as gains (losses) on disposals of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

RioCan's Declaration did not provide specific guidance for costs resulting from the first quarter 2005 early extinguishment of debentures and our Trustees determined that our exclusion of these early extinguishment costs from the determination of RDI for the three months ended March 31, 2005 was appropriate in that such costs were not representative of: (i) RioCan's ability to earn and distribute cash returns to unitholders; and (ii) its ongoing operating performance.

Our RDI was:

(thousands of dollars, except per unit amounts)

Three months ended March 31		2006		2005
Net earnings	$	38,975	$	21,587
Amortization of tangible capital assets		21,441		20,878
Amortization of tangible leasing costs		4,855		4,324
Amortization of intangible leasing costs		3,818		3,074
Impact of accounting for minimum rental revenue on a straight-line basis		(1,520)		(1,929)
Unit based compensation expense		550		378
Amortization of the differential between contractual and market rents on in-place leases		129		111
Costs of early extinguishment of debentures payable		–		20,486
RDI		68,248		68,909
Retention of RDI		(4,795)		(8,273)
Distributions to unitholders	$	63,453	$	60,636
Per unit				
RDI	$	0.3468	$	0.3580
Retention of RDI		(0.0243)		(0.0430)
Distributions to unitholders	$	0.3225	$	0.3150

Financial Liquidity and Capital Commitments

Our contractual obligations (except for long term debt discussed above) at March 31, 2006 were:

- Estimated commitments under agreements of purchase and sale for the years ending December 31 were as follows: 2006 – $78 million; and 2007 – $126 million.
- Estimated costs to complete real estate investments for the years ending December 31 were as follows: 2006 – $217 million; 2007 – $105 million; and 2008 – $19 million.

At March 31, 2006 we had $82.6 million of cash and short-term investments and over $88.2 million of available undrawn bank lines of credit.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt, and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and access to equity and debt markets will provide the necessary capital required by RioCan to fund our ongoing and future capital commitments and obligations.

Off Balance Sheet Liabilities and Guarantees

At March 31, 2006 we had real estate investments accounted for using the equity method that could be viewed to give rise to off balance sheet debt of $23.9 million, which would have increased our indebtedness to 56% of aggregate assets.

We have provided guarantees to third parties on behalf of certain RioCan partners and co-owners for their share of mortgages payable. Our guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, which will remain until such debts are refinanced, extinguished or the lender agrees to release RioCan's covenants. Recourse would be available to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At March 31, 2006 such guarantees amounted to $508 million and expire between 2006 and 2034. We determined that the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which we provided guarantees, and therefore we did not provide for any losses on such guarantees in our consolidated financial statements.

At March 31, 2006 the parties on behalf of which we had outstanding guarantees were:

(thousands of dollars)

Partners and Co-owners	
Kimco	$ 255,245
Trinity	46,890
Other	27,020
Assumption of mortgages by purchasers on property dispositions	
Retrocom Mid-Market REIT ("Retrocom")	71,659
RRVLP	11,826
Other	95,406
	$ 508,046

Results Of Operations

We reported net earnings of $39 million for the three months ended March 31, 2006 as compared with net earnings of $21.6 million for the same period in 2005.

The specific components of net earnings for each respective period were:

(thousands of dollars) Three months ended March 31	2006	2005	Increase (decrease)
Revenue			
Rentals	$ 142,339	$ 140,436	1%
Fees and other	7,808	2,843	175%
Interest	1,805	2,230	(19)%
Gains on properties held for resale	7,201	9,770	(26)%
Total revenue	159,153	155,279	
Expenses			
Property operating costs	49,603	48,872	1%
Interest	34,349	35,205	(2)%
General and administrative	6,521	4,701	39%
Amortization	29,705	26,498	12%
Total expenses	120,178	115,276	
	38,975	40,003	
Costs of early extinguishment of debentures payable	–	(20,486)	(100)%
Net earnings from continuing operations	38,975	19,517	
Net earnings from discontinued operations	–	2,070	(100)%
Net earnings	$ 38,975	$ 21,587	

Revenue from Continuing Operations

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating recoveries. The increase during the periods was consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Fees and Other Income

We hold certain of our interests in various real estate investments through co-ownerships and investments accounted for by the equity method. Generally, we provide asset and property management services for these investments for which we earn market based fees. The increase during the periods mainly resulted from increased out-performance incentive fees earned from RRVLP.

Interest Income

The decrease during the periods in interest earned on mortgages and loans receivable and on cash balances mainly resulted from higher average cash balances in the first quarter of 2005 as compared to 2006.

Expenses from Continuing Operations

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements (see Rentals above). The significant components of property operating costs were:

(thousands of dollars) Three months ended March 31	2006	2005	Increase (decrease)
Property taxes	$ 30,136	$ 28,724	5%
Other operating costs	19,467	20,148	(3)%
	$ 49,603	$ 48,872	1%

The increase during the periods was consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Interest

The components of interest expense were:

(thousands of dollars) Three months ended March 31	2006	2005	Increase (decrease)
Interest	$ 38,064	$ 37,567	1%
Capitalized to real estate investments	(3,715)	(2,362)	
Net interest expense	$ 34,349	$ 35,205	(2)%
Percentage capitalized to real estate investments	10%	6%	

The increase during the periods in total interest expense resulted primarily from higher debentures payable during 2006 as compared to 2005. The increased interest expense on this new debt was partially offset by reduced interest expense resulting from scheduled amortizations of mortgage principal.

The increase during the periods in amounts capitalized to real estate investments during 2006 as compared to the same period in 2005 was commensurate with our increased focus on new format retail development and land use intensification.

General and Administrative Expense

Property management costs are excluded from general and administrative expense, and included in property operating costs. Additionally, incremental direct internal costs related to our development activities (to the extent they are not capital expenditures on properties under development) and leasing activities (to the extent they are not included in tenant installation costs) are also included in property operating costs.

The components of general and administrative expense were:

(thousands of dollars) Three months ended March 31		2006		2005	Increase
General and administrative expense	$	6,944	$	5,282	31%
Capitalized to real estate investments		(423)		(581)	
Net general and administrative expense	$	6,521	$	4,701	39%
Percentage capitalized to real estate investments		6%		11%	

The increase during the periods in total general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs; (ii) in statutory compliance and governance related costs; and (iii) in unit based compensation expense.

The percentage of general and administrative expense capitalized to real estate investments during the periods decreased primarily because the items that resulted in the increase in total general and administrative expense do not relate directly to amounts that can be capitalized to real estate investments.

Amortization

The components of amortization expense were:

1. Building amortization

(thousands of dollars) Three months ended March 31		2006		2005	Increase
Building amortization	$	21,032	$	19,342	9%

The increase during the periods was consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

2. Tangible and intangible leasing costs amortization

(thousands of dollars) Three months ended March 31		2006		2005	Increase
Amortization of tangible leasing costs					
Amortization of tenant installation costs	$	2,710	$	2,409	12%
Amortization of leasing costs identified at acquisition and (re)development of income properties		2,145		1,673	28%
Amortization of tangible leasing costs	$	4,855	$	4,082	19%
Amortization of intangible leasing costs					
Amortization of the value of in-place leases and tenant relationships identified at acquisition of income properties	$	3,818	$	3,074	24%

For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible leasing costs. Properties disposed during 2005 were acquired before September 12, 2003, and as a result, this amortization was not reduced by the dispositions completed in 2005.

Other items

Gains on properties held for resale is discussed under Income Properties and costs of early extinguishment of debentures payable is discussed under Debt.

RioCan may have transactions in the normal course of business with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

Discontinued Operations

In July 2005 we completed a portfolio disposition to Retrocom comprising seven enclosed mid-market shopping centres for $182 million. As part of the transaction, Retrocom assumed the existing mortgages payable of $89.7 million (for which RioCan's guarantee remains in place on mortgage payable obligations of $71.7 million as outlined under Off Balance Sheet Liabilities and Guarantees) and we took back a secured convertible debenture of $30 million with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. We will perform all property management functions for this portfolio until July 2008. The operating results of these assets for periods up to the date of disposition are included in discontinued operations.

Funds From Operations

Funds from operations ("FFO") are a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Real Property Association of Canada ("REALPAC") defines FFO as: "Funds from operations means net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity-accounted entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interests are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers.

A reconciliation of GAAP net earnings to FFO and RDI was:

(thousands of dollars, except per unit amounts) Three months ended March 31	2006	2005
Net earnings	$ 38,975	$ 21,587
Amortization of tangible capital assets	21,032	19,342
Amortization of tangible leasing costs	4,855	4,082
Amortization of intangible leasing costs	3,818	3,074
Discontinued operations:		
Amortization	–	1,386
FFO	68,680	49,471
Impact of accounting for minimum rental revenue on a straight-line basis	(1,520)	(1,929)
Unit based compensation expense	550	378
Costs of early extinguishment of debentures payable	–	20,486
Other	538	503
RDI	$ 68,248	$ 68,909
Per unit		
FFO per weighted average number of units outstanding	$ 0.35	$ 0.26

As indicated in the above table, the primary differences between FFO and RDI were adjustments relating to non-cash rental revenue, costs of early extinguishment of debentures payable, and unit based compensation expense.

Significant Accounting Policies and Estimates

Our unaudited interim consolidated financial statements for the three months ended March 31, 2006 and 2005 were prepared in accordance with GAAP. The significant accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited consolidated financial statements for the two years ended December 31, 2005 and 2004. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2005 and 2004 for a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies relating to income properties amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at March 31, 2006 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2005 and 2004.

Future Changes In Significant Accounting Policies

We monitor the Canadian Institute of Chartered Accountants ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements.

Risks and Uncertainties

In our MD&A for the two years ended December 31, 2005 and 2004 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, construction risk, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2005 and 2004.

Selected Quarterly Consolidated Information

The following is a summary of certain key information:

(thousands of dollars, except per unit amounts and number of employees)

At and for the quarter ended	2006 Q1	2005* Q4	2005* Q3	2005* Q2	2005* Q1	2004* Q4	2004* Q3	2004* Q2
Total revenue	$ 159,153	$ 152,623	$ 149,813	$ 151,335	$ 155,279	$ 140,669	$ 138,003	$ 138,257
Net earnings from continuing operations	$ 38,975	$ 37,340	$ 41,862	$ 36,143	$ 19,517	$ 34,500	$ 39,099	$ 38,444
Net earnings from continuing operations per unit								
– basic	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.22	$ 0.21
– diluted	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.21	$ 0.21
Net earnings**	$ 38,975	$ 37,308	$ 40,142	$ 33,537	$ 21,587	$ 35,978	$ 40,373	$ 43,476
Net earnings per unit								
– basic	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.22	$ 0.24
– diluted	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.21	$ 0.24
Total assets	$ 4,450,919	$ 4,272,796	$ 4,227,733	$ 4,269,495	$ 4,193,805	$ 3,957,035	$ 3,896,807	$ 3,793,005
Total mortgages and debentures payable	$ 2,619,366	$2,423,277	$ 2,387,470	$ 2,416,518	$2,344,974	$2,214,392	$ 2,179,458	$ 2,058,499
Total distributions to unitholders	$ 63,453	$ 63,115	$ 62,330	$ 60,987	$ 60,636	$ 61,463	$ 54,158	$ 54,019
Total distributions to unitholders per unit	$ 0.3225	$ 0.3225	$ 0.3200	$ 0.3150	$ 0.3150	$ 0.3350	$ 0.3000	$ 0.3000
Net book value per unit***	$ 8.48	$ 8.55	$ 8.63	$ 8.70	$ 8.81	$ 8.63	$ 8.72	$ 8.78
Market price per unit								
– high	$ 23.96	$ 22.81	$ 22.65	$ 20.50	$ 19.57	$ 18.73	$ 16.70	$ 16.68
– low	$ 20.96	$ 18.58	$ 19.50	$ 17.88	$ 16.75	$ 16.43	$ 15.60	$ 13.76
– close	$ 23.06	$ 22.79	$ 22.51	$ 20.00	$ 18.15	$ 17.75	$ 16.50	$ 16.10
Average number of employees	650	648	631	634	619	600	591	578

* Previously reported results have been reclassified for discontinued operations.

** Refer to our annual and interim MD&A issued for the years ended December 31, 2005 and 2004 for a discussion and analysis relating to those periods.

*** A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating net book value per unit may differ from other issuers' methods and accordingly may be not comparable to net book value per unit reported by other issuers.